Trade date Ticker Issuer Lead/co-mgr Underwriter Off price Shares offered (mm) Total Amt offered (mm) IPO
(y/n) Fund Mng
11/08/02 PRAA Portfolio Recovery Associate William
Blair & Company USB Piper Jaffray $13.00 50,700
659,100,000 y Veredus Asset Management
11/08/02 WC Wellchoice Inc. Raymond James &
Associates First Boston $25.00 417,375
10,434,375,000 y Eagle Asset Management
11/08/02 WC Wellchoice Inc. Raymond James &
Associates First Boston $25.00 417,375
10,434,375,000 y Eagle Asset Management